UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6 K
Report of Foreign Private Issuer
Pursuant to Rules 13a 16 or 15d 16 under
the Securities Exchange Act of 1934
Dated November 18, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20 F or Form 40 F.
Form 20 F Form 40 F
Indicate by check mark if the registrant is submitting the Form 6 K in paper as permitted by
Regulation S T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6 K in paper as permitted by
Regulation S T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
Sibanye-Stillwater signs three-year PGM wage agreements
Johannesburg, 15 November 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL)
is pleased to announce that it has concluded three-year wage agreements for its
Rustenburg and Marikana operations which comprise part of the SA Platinum Group Metals
(PGM) operations. The wage agreements were signed with the Association of Mineworkers and Construction Union (AMCU) at the Marikana operation and AMCU and UASA at the
Rustenburg operation, in respect of wages and conditions of service for the period
1 July 2019 to 30 June 2022.
The increases to the basic wage of Category 4-9 surface and underground employees for both the
Marikana and Rustenburg operations are R1 000 per month or 5% whichever is the higher in the first year, R1 000 per month or 5% whichever is the higher in the second year and R1 000 per month or 5% whichever is the higher in the third year. The pensionable base pay will increase by 3.5% for the Marikana operation over each of the next three years while the Rustenburg pensionable base pay and allowance base will increase by 5% over each of the next three years.

In both operations the rock drill operators’ allowance also increases by R100 per month for each of the three years. Miners, artisans and officials will receive R1000 per month or 5% whichever is the higher per year for the three years.
The total guaranteed monthly income* for an entry level, Category 4 underground employee is now between R18,400 and R18,500 per month in year one, R19,500 - R19,600 per month in year two and R20,700 - R20,800 per month in year three – all before tax. Furthermore, the total average monthly cost to company (including average bonusses, overtime and UIF but before taxes) for the same employees is in the range R21,300 to R21,400 in year one, R22,400 to R22,600 in year two and R23,600 to R23,800 in year three. Basic pay alone is now between R12 500 and R12 700 in year one, R13 500 – 13 700 in year two and
R14 500 – R14 700 in year three.
Sibanye-Stillwater CEO, Neal Froneman commented: “We are pleased to have reached a wage agreement with the representative unions which results in competitive remuneration for our employees while taking into account the longer-term sustainability of our SA PGM operations. It is encouraging that the negotiations were conducted in a constructive manner without any disruption. We wish to thank all the stakeholders who participated in this process. By continuing to work together in support of safe production, we will secure the sustainability of the operations, and create superior long-term value for all of our stakeholders while improving lives through our mining.”
Sibanye-Stillwater currently employs more than 33,000 employees (excluding contractors)
at its Marikana and Rustenburg operations.
* total guaranteed income is defined as the total income an employee receives monthly, which includes basic pay, allowances, medical and provident fund contributions and UIF but excludes variable bonuses and overtime payments and taxes.
Ends.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of
1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “may”, “could”
“believe”, “anticipate”, “target”, “estimate” and words of similar meaning. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, ability to reduce debt leverage, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management. Readers are cautioned not to place undue reliance on such statements. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial Report, published on 30 March 2018, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: November 18, 2019
By:
/s/
Charl Keyter
Name:
Charl Keyter

Title:
Chief Financial Officer